File No. 333-30316

PROSPECTUS

                              POSITRON CORPORATION

                                78,732,990 SHARES

                                  COMMON STOCK

     The selling stockholders identified in this prospectus are offering 78,732,990 shares of common stock, 27,560,000 of which underlie warrants to purchase common stock which have not yet been exercised. All these securities are being registered for resale only. Positron will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Positron's common stock is traded on the over-the-counter securities market ("pink sheets"), and quoted on the NASD's Electronic Bulletin Board under the symbol "POSC.OB" As of April 25, 2000, the last reported sales price for the common stock on the Electronic Bulletin Board was $0.75 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS APRIL 28, 2000
                                                      --

                                                            Relates to Form SB-2
                                                      Registration No. 333-30316
                                              Filed under Rule 424(b)(3) and (c)

                SUPPLEMENT TO PROSPECTUS OF POSITRON CORPORATION

     The following information supplements the prospectus, dated February 25, 2000, of Positron Corporation related to 78,732,990 shares of its Common Stock. This supplement should be read in conjunction with the prospectus.
The following information was included in our annual report on Form 10KSB for the year ended December 31, 1999, as filed with the Securities and Exchange Commission on March 30, 2000.

                 THE DATE OF THIS SUPPLEMENT IS APRIL 28, 2000
                                                      --

AUDITED  FINANCIAL  INFORMATION
     The financial data presented below for the year ended, and as of, December 31, 1999 and for the year ended December 31, 1998 are derived from our audited consolidated financial statements. Such audited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The statements of operations, statements of stockholders' equity and statements of cash flows are derived from our audited financial statements.

                              POSITRON CORPORATION
                                  BALANCE SHEET
                                DECEMBER 31, 1999
                                   __________
                        (IN THOUSANDS, EXCEPT SHARE DATA)


     ASSETS
-----------
Current assets:
  Cash and cash equivalents                                       $  7,180
  Accounts receivable, net                                             101
  Inventories                                                          683
  Prepaid expenses                                                     108
  Other current assets                                                 150
                                                                  ---------

    Total current assets                                             8,222

Plant and equipment, net                                               110
                                                                  ---------

    Total assets                                                  $  8,332
                                                                  =========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current liabilities:
  Accounts payable and accrued liabilities                          $3,766
  Unearned revenue                                                     168
                                                                  ---------

   Total current liabilities                                         3,934

Other liabilities                                                       45

Commitments and contingencies

Stockholders' equity:
  Series A Preferred Stock:  $1.00 par value; 8%
    cumulative, convertible, redeemable; 5,450,000
    shares authorized; 980,942 and 1,557,403 shares
    issued and outstanding at December 31, 1999 and
    1998, respectively                                                 981
  Common stock:  $0.01 par value; 100,000,000 shares
    authorized, 57,534,710 and 5,166,542 shares issued
    and 57,474,554 and 5,106,386 shares outstanding at
    December 31, 1999 and 1998, respectively                           575
  Additional paid-in capital                                        53,917
  Subscriptions receivable                                             (30)
  Accumulated deficit                                              (51,075)
  Treasury stock:  60,156 shares at cost                               (15)
                                                                    -------

    Total stockholders' equity                                       4,353
                                                                  ---------

      Total liabilities and stockholders'
        equity                                                    $  8,332
                                                                  =========

                       See notes to financial statements.

                              POSITRON CORPORATION
                            STATEMENTS OF OPERATIONS
                                   __________
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     YEAR  ENDED  DECEMBER  31,
                                                     --------------------------
                                                          1999          1998
                                                      ------------  -----------
Revenues:
  Fee per scan                                        $         -   $      455
  Service and component                                     1,529        1,553
                                                      ------------  -----------

    Total revenues                                          1,529        2,008
                                                      ------------  -----------
Costs of sales and services:
  Fee per scan                                                  -          118
  Service, warranty and component                           1,343          402
                                                      ------------  -----------

    Total costs of sales and service                        1,343          520
                                                      ------------  -----------

      Gross profit                                            186        1,488

Selling, general and administrative                         1,261        1,700
Research and development                                      602            -
                                                      ------------  -----------

Loss from operations                                       (1,677)        (212)
                                                      ------------  -----------

Other income (expenses):
  Interest expense                                            (81)        (525)
  Interest income                                             189            -
  Gain on disposal of property and equipment                    -           29
  Other expense                                               (27)         (16)
                                                      ------------  -----------

    Total other income (expense), net                          81         (512)
                                                      ------------  -----------

Net loss before extraordinary gain                         (1,596)        (724)

Extraordinary gain on extinguishment of debt                  205            -
                                                      ------------  -----------
Net loss                                              $    (1,391)  $     (724)
                                                      ============  ===========

Basic and dilutive net loss per common share
  Before extraordinary item                           $     (0.05)  $    (0.14)
  Extraordinary item                                         0.01            -
                                                      ------------  -----------

    Net loss per common share                         $     (0.04)  $    (0.14)
                                                      ============  ===========

Weighted average common shares outstanding
  (basic and dilutive)                                 31,103,642    5,150,131
                                                      ============  ===========

                       See notes to financial statements.

                                                   POSITRON CORPORATION
                                       STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                      FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                                        __________
                                            (IN THOUSANDS, EXCEPT SHARE DATA)

                                       SERIES  A            SERIES  B                             ADDITIONAL  SUBSCRIP-
                                   PREFERRED STOCK       PREFERRED STOCK         COMMON STOCK      PAID-IN       TION
                                   SHARES     AMOUNT     SHARES     AMOUNT     SHARES    AMOUNT    CAPITAL    RECEIVABLE
                                 ----------  --------  ----------  --------  ----------  -------  ----------  ------------
Balance at December 31, 1997     1,594,999    $1,595      25,000       $25    5,128,990      $51    $42,191          $  -

Net loss                                 -         -           -         -            -        -          -             -

Conversion of Series A Pre-
  ferred Stock to common stock     (37,552)      (38)          -         -       37,552        1         37             -

Warrants issued for note ex-
  tension (1,150,000 shares)             -         -           -         -            -        -        198             -
                                 ----------  --------  ----------  --------  ----------  -------  ----------  ------------

Balance at December 31, 1998     1,557,447     1,557      25,000        25    5,166,542       52     42,426             -

Net loss                                 -         -           -         -            -        -          -             -

Sale of common stock to
  Imatron at $0.00001 per
  share                                  -         -           -         -    9,000,000       90        (90)            -

Sale of common stock at $0.30
  per share, net of offering
  costs of $1,257,000                    -         -           -         -   42,166,663      421     10,972           (30)

Conversion of Series B pre-
  ferred stock to common stock           -         -     (25,000)      (25)     625,000        6         19             -

Warrants issued to settle note
  payable                                -         -           -         -            -        -         20             -

Conversion of Series A pre-
  ferred stock to common stock    (576,505)     (576)          -         -      576,505        6        570             -
                                 ----------  --------  ----------  --------  ----------  -------  ----------  ------------

Balance at December 31, 1999       980,942      $981           -      $  -   57,534,710  $   575    $53,917          $(30)
                                 ==========  ========  ==========  ========  ==========  =======  ==========  ============


                                      S-5

                                  ACCUMULATED    TREASURY
                                    DEFICIT       STOCK      TOTAL
                                 -------------  ----------  --------
Balance at December 31, 1997         $(48,960)       $(15)  $(5,113)

Net loss                                 (724)          -      (724)

Conversion of Series A Pre-
  ferred Stock to common stock              -           -         -

Warrants issued for note ex-
  tension (1,150,000 shares)                -           -       198
                                 -------------  ----------  --------

Balance at December 31, 1998          (49,684)        (15)   (5,639)

Net loss                               (1,391)          -    (1,391)

Sale of common stock to
  Imatron at $0.00001 per
  share                                     -           -         -

Sale of common stock at $0.30
  per share, net of offering
  costs of $1,257,000                       -           -    11,363

Conversion of Series B pre-
  ferred stock to common stock              -           -         -

Warrants issued to settle note
  payable                                   -           -        20

Conversion of Series A pre-
  ferred stock to common stock              -           -         -
                                 -------------  ----------  --------

Balance at December 31, 1999         $(51,075)       $(15)   $4,353
                                 =============  ==========  ========

                       See notes to financial statements.

                              POSITRON CORPORATION
                            STATEMENTS OF CASH FLOWS
                                   __________
                                 (IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                                 1999      1998
                                                               --------  --------
Cash flows from operating activities:
  Net loss                                                     $(1,391)    $(724)
  Adjustment to reconcile net loss to net cash
    used in operating activities:
    Extraordinary gain on forgiveness of debt                     (205)        -
    Depreciation expense                                            54       250
    Common stock and warrants issued for interest
      expense                                                       20       198
    Net gain from sale and disposal of property
      and equipment                                                  -       (29)
    Change in operating assets and liabilities:
      Decrease (increase) in accounts receivable                    (2)      154
      Decrease (increase) in inventories                          (292)       17
      Decrease (increase) in prepaid expenses                      (50)       73
      Increase in other current assets                            (150)        -
      Decrease in accounts payable and accrued
        liabilities                                               (752)      (30)
      Decrease in other liabilities                                (23)     (177)
      Increase in unearned revenue                                  26        82
                                                               --------  --------

        Net cash used in operating activities                   (2,765)     (186)
                                                               --------  --------

Cash flows from investing activities:
  Proceeds from sale of equipment                                    -       364
  Capital expenditures                                             (34)        -
                                                               --------  --------

        Net cash provided by (used in) investing
          activities                                               (34)      364
                                                               --------  --------

Cash flows from financing activities:
  Proceeds from notes payable to affiliates                          -       600
  Repayment of notes payable to affiliates                      (1,392)        -
  Repayment of other notes payable                                   -      (930)
  Proceeds from sale of common stock                             11,363        -
                                                               --------  --------

        Net cash provided by (used in) financing
          activities                                             9,971      (330)
                                                               --------  --------

Net increase (decrease) in cash and cash equivalents             7,172      (152)

Cash and cash equivalents, beginning of year                         8       160
                                                               --------  --------

Cash and cash equivalents, end of year                         $ 7,180     $   8
                                                              =========  ========

                              POSITRON CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                   __________

1.   DESCRIPTION  OF  BUSINESS
     -------------------------

Positron Corporation (the "Company") was incorporated on December 20, 1983 in the state of Texas and commenced commercial operations during 1986. The Company designs, manufactures, markets and services its POSICAMTM system advanced medical imaging devices, utilizing positron emission tomography ("PET") technology. These systems utilize the Company's patented and proprietary technology, an imaging technique which assesses the biochemistry, cellular metabolism and physiology of organs and tissues, as well as producing anatomical and structural images. Targeted markets include medical facilities and diagnostic centers located throughout the world. POSICAMTM systems are used by physicians as diagnostic and treatment evaluation tools in the areas of cardiology, neurology and oncology. The Company faces competition principally from three other companies which specialize in advanced medical imaging equipment.


2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
     ----------------------------------------------

     CASH  AND  CASH  EQUIVALENTS
     ----------------------------

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

     CONCENTRATION OF CREDIT RISK
     ----------------------------

Cash and accounts receivables are the primary financial instruments that subject the Company to concentrations of credit risk. The Company maintains its cash in banks or other financial institutions selected based upon management's assessment of the bank's financial stability. Cash balances periodically exceed the $100,000 federal depository insurance limit.

Amounts receivable arise primarily from transactions with customers in medical industry located in many parts of the world, but concentrated in the United States. The Company provides a reserve for accounts where collectibility is Uncertain. Collateral is generally not required for credit granted.

     INVENTORY
     ---------

Inventories are stated at the lower of cost or market and include material, labor and overhead. Cost is determined using the first-in, first-out (FIFO) method of inventory valuation.

     PROPERTY  AND  EQUIPMENT
     ------------------------

Property and equipment are recorded at cost and depreciated for financial statement purposes using the straight-line method over estimated useful lives of three to seven years. Gains or losses on dispositions are included in the statement of operations in the period incurred. Maintenance and repairs are charged to expense as incurred.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
       ----------------------------------------------

     IMPAIRMENT  OF  LONG-LIVED  ASSETS
     ----------------------------------

Periodically, the Company evaluates the carrying value of its plant and equipment, and long-lived assets, which includes patents and other intangible assets, by comparing the anticipated future net cash flows associated with those assets to the related net book value. If an impairment is indicated as a result of such reviews, the Company would remove the impairment based on the fair market value of the assets, using techniques such as projected future discounted cash flows or third party valuations.

     REVENUE  RECOGNITION
     --------------------

Revenues from POSICAMTM system contracts are recognized when all significant costs have been incurred and the system has been shipped to the customer. Revenues from fee per scan contracts are recognized upon performance of patient scans. Revenues from maintenance contracts are recognized over the term of the contract. Service revenues are recognized upon performance of the services.

     RESEARCH  AND  DEVELOPMENT  EXPENSES
     ------------------------------------

All costs related to research and development are charged to expense as incurred.

     WARRANTY  COSTS
     ---------------

The Company accrues for the cost of product warranty on POSICAMTM systems at the time of shipment. Warranty periods generally range up to a maximum of one year but may extend for longer periods. Actual results could differ from the amounts estimated.

     NET  LOSS  PER  COMMON  SHARE
     -----------------------------

Basic and dilutive net loss per common share for the years ended December 31, 1999 and 1998 have been computed by dividing net loss by the weighted average number of shares of common stock outstanding during these periods. All common stock equivalents were antidilutive in both periods.

     ESTIMATES
     ---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
     ---------------------------------------

The Company includes fair value information in the notes to the financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

     RECLASSIFICATIONS
     -----------------

Certain amounts presented in the Company's December 31, 1998 financial statements have been reclassified in order to conform to current year presentation.

     COMPREHENSIVE  INCOME
     ---------------------

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income". Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.

     SEGMENT  INFORMATION
     --------------------

Effective  January  1,  1998  the  Company  adopted SFAS 131, "Disclosures About
Segments of an Enterprise and Related Information". SFAS 131 requires a company to disclose financial and other information, as defined by the statement, about its business segments, their products and services, geographic areas, major customers, revenues, profits, assets and other information. The Company believes that it operates in only one business segment and does not have geographically diversified business operations. Accordingly, the adoption of SFAS 131 did not have a significant impact on the Company (See Note 13).

3.   ACCOUNTS  RECEIVABLE
     --------------------

Accounts receivable at December 31, 1999 consisted of the following (in thousands):

  Accounts  receivable  -  equipment  sales     $    942
  Accounts  receivable  -  maintenance               101
                                                ---------

                                                   1,043
  Less  allowance  for  doubtful  accounts          (942)
                                                ---------

                                                $    101
                                                =========


4.   INVENTORIES
      ----------

Inventories  at  December  31,  1999  consisted of the following (in thousands):

  Raw  materials                                $    842
  Work  in  progress                                 145
  Finished  goods                                     69
                                                ---------

                                                   1,056
  Less  reserve  for  obsolescence                  (373)
                                                ---------

                                                $    683
                                                =========


5.   PROPERTY  AND  EQUIPMENT
     ------------------------

Property and equipment at December 31, 1999 consisted of the following (in thousands):

  Furniture  and  fixtures                      $     86
  Computers  and  peripherals                        134
  Machinery  and  equipment                          203
                                                ---------

    Total  property  and  equipment                  423

  Less  accumulated  depreciation                   (313)
                                                ---------

                                                $    110
                                                =========

6.   ACCOUNTS  PAYABLE  AND  ACCRUED  LIABILITIES:
     --------------------------------------------

Accounts payable and accrued liabilities at December 31, 1999 consisted of the following (in thousands):

  Trade  accounts  payable                      $    312
  Accrued  rent                                      812
  Accrued  professional  fees                        240
  Accrued  royalties                                 610
  Accrued  property  tax                              71
  Accrued  warranty  costs                         1,192
  Accrued  compensation                              446
  Other  accrued  liabilities                         83
                                                ---------

                                                $  3,766
                                                =========


Accrued compensation and accrued royalties are currently subject to disputes (See Note 14).


7.   COMMON  STOCK
     -------------

In January 1999, the Company completed the Imatron Transaction under which Imatron acquired a majority interest in the Company (See Note 13).

In August 1999 the Company concluded a private placement of 42,166,664 shares of common stock for a total price of $12,700,000. In connection with the private placement, Positron also issued 21,460,000 warrants to acquire the Company's common stock at exercise prices of $0.05 and $0.30 per share.

In December 1998, the Company's stockholders approved an amendment to its articles of incorporation to increase the authorized shares of common stock from 15,000,000 shares to 100,000,000 shares.

8.   OPTIONS  AND  WARRANTS
     ----------------------

Following  is  an  analysis  of  options  and  warrants  and  related  activity:

     OPTIONS
     -------

In 1987, the Company established a common stock option plan (the "1987 Plan") covering directors, officers and other key employees. In November 1993, the Company canceled all options outstanding under the 1987 Plan. In connection with such cancellations, the board of directors authorized the reissuance of 38,522 options to purchase shares of common stock at 75 percent of the IPO price following the closing of an initial public offering. Such options vested and became exercisable on January 3, 1995. In addition, in February 1994, the board of directors authorized the issuance of an additional 150,000 options at the same exercise price. Options granted under the 1987 Plan expired on the earlier of three months after termination of employment or ten years from the grant date.

Effective June 3, 1994, the shareholders of the Company approved the 1994 Incentive and Nonstatutory Option Plan (the "1994 Plan"). The 1994 Plan as amended, provides for the issuance of an aggregate of 601,833 Common Stock options to key employees, directors, and certain consultants and advisors of the Company. The 1994 Plan also provides that the exercise price of Incentive Options shall not be less than the fair market value of the shares on the date of the grant. The exercise price per share of Nonstatutory options shall not be less than the par value of the Common Stock or 50% of the fair market value of the common stock on the date of grant. The 1994 Plan is administered by the Compensation Committee of the Board of Directors. The committee has the authority to determine the individuals to whom awards will be made, the amount of the awards, and all other terms and conditions of the awards. As of December

31, 1999, options to purchase an aggregate of 144,389 shares of common stock at prices ranging from $2.625 to $4.125 per share, had been granted to certain key employees.

8.   OPTIONS  AND  WARRANTS,  CONTINUED
     ----------------------------------

The 1994 Plan also provides that each non-employee director automatically receives options to purchase 10,500 shares of common stock at the date such individual becomes a non-employee director. Each non-employee director who is a director on the first business day following each Annual Shareholder Meeting also receives an option to purchase a number of shares of common stock having a value of $15,000 as determined by the fair market value of the common stock at the date of grant. The terms of the 1994 Plan regarding issuances to non-employee directors were suspended during the years ended December 31, 1999 and 1998. As of December 31, 1999, options to purchase an aggregate of 163,724 shares of common stock at prices ranging from $2.625 to $4.125 per share had been granted to non-employee directors. All 1994 Plan options expire within ten years of the date of the grant.

Effective June 15, 1999, the shareholders of the Company adopted the 1999 Stock Option Plan (the "1999 Plan") and terminated the 1994 Stock Option Plan, effective October 6, 1999. The 1994 Plan provided for the grant of options to officers, directors, key employees and consultants of the Company. The 1999 Plan provides for the grant of options to officers, employees (including employee directors) and consultants. Both the 1994 Plan and the 1999 Plan are administered by the Board of Directors. The administrator is authorized to determine the terms of each option granted under the plans, including the number of shares, exercise price, term and exercisability. Options granted under the plans may be incentive stock options or nonqualified stock options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock as of the date of grant (110% of the fair market value in the case an optionee owns more than 10% of the total combined voting power of all classes of Positron capital stock). Options may not be exercised more than ten years after the date of grant (five years in the case of 10% stockholders). During 1999, 1,462,500 stock options were awarded under the 1999 Plan.

     NON-EMPLOYEE  DIRECTORS'  STOCK  OPTION  PLAN
     ---------------------------------------------

Effective October 6, 1999, the shareholders of the Company approved the 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") which provides for the automatic grant of an option to purchase 25,000 shares of common stock to non-employee directors upon their election or appointment to the Board, and subsequent annual grants also in the amount of 25,000 shares of common stock. The exercise price of the options is 85% of the fair market value of the common stock on the date of grant. The Directors' Plan is administered by the Board. Options granted under the Directors' Plan become exercisable in one of two ways: either in four equal annual installments, commencing on the first anniversary of the date of grant, or immediately but subject to the Company's right to repurchase, which repurchase right lapses in four equal annual installments, commencing on the first anniversary of the date of grant. To the extent that an option is not exercisable on the date that a director ceases to be a director of the Company, the unexercisable portion terminates. Options covering 25,000 shares of common stock have been issued under Directors' Plan at December 31, 1999.

     1999  STOCK  BONUS  INCENTIVE  PLAN
     -----------------------------------

In October 1999 the Board adopted an Employee Stock Bonus Incentive Plan (the "Stock Bonus Plan"), effective November 1, 1999. The Stock Bonus Plan provides for the grant of bonus shares to any Positron employee or consultant to recognize exceptional service and performance beyond the service recognized by the employee's salary or consultant's fee. The Board has authorized up to an aggregate of 1,000,000 shares of common stock for issuance as bonus awards under the Stock Bonus Plan. The Stock Bonus Plan is currently administered by the Board. Each grant of bonus shares is in an amount determined by the Board, up to a maximum of the participant's salary. The shares become exercisable according to a schedule to be established by the Board at the time of grant. Bonuses covering 7,000 shares have been awarded but not issued under the Stock Bonus Plan at December 31, 1999.

     1999  EMPLOYEE  STOCK  PURCHASE  PLAN
     -------------------------------------

The shareholders of the Company approved the 1999 Employee Stock Purchase Plan (the "Purchase Plan") in October 1999. A total of 500,000 shares of common stock has been reserved for issuance under the Purchase Plan, none of which has yet been issued. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during offering periods of up to 27 months. Offering periods generally will begin on the first trading day of a calendar quarter. The initial offering period began on January 1, 2000. The price at which stock is purchased under the Purchase Plan will be equal to 85% of the fair market value of common stock on the first or last day of the offering period, whichever is lower. No shares have been issued under the Purchase Plan at December 31, 1999.

A  summary  of  stock  option  activity  is  as  follows:

                              SHARES ISSUABLE
                              UNDER OUTSTANDING   WEIGHTED AVERAGE
                                    OPTIONS       EXERCISE PRICE
                              -----------------  -----------------
Balance at January 1, 1998             572,678           $2.80

  Granted                                    -
  Exercised                                  -
  Forfeited                                  -
                              ----------------

Balance at December 31, 1998           572,678           $2.80

  Granted                            1,487,500   $0.28 - $1.03
  Exercised                                  -
  Forfeited                                  -
                              ----------------

Balance at December 31, 1999         2,060,178           $1.33
                              ================

The Company has elected to apply the disclosure only provisions of Statement of Financial Accounting No. 123, Accounting for Stock-Based Compensation ("SFAS 123") which, if fully adopted by the Company, would change the method the Company applies in recognizing the cost of the Plan. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect those provisions. As a result, the Company continues to apply Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for the measurement and recognition of the Plan's cost.

The shares exercisable for vested options and the corresponding weighted average exercise price was 564,186 shares and $2.24 per share at December 31, 1999.

Following  is  a  summary  of  stock  options  outstanding at December 31, 1999.

                        OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                  -------------------------------  ----------------------
                             WEIGHTED
                              AVERAGE    WEIGHTED            WEIGHTED
                             REMAINING   AVERAGE             AVERAGE
RANGE OF                       TERM      EXERCISE            EXERCISE
EXERCISE PRICE    SHARES    (IN YEARS)    PRICE     SHARES    PRICE
---------------  ---------  ----------  ---------  -------  ---------
2.625 - $3.375    492,980        5.20      $2.63  376,194      $2.63
3.376 - $4.125     79,698        5.66      $3.91   59,242      $3.92
0.280 - $1.031  1,487,500        9.60      $0.40  128,750      $0.36
                ---------                         -------

0.280 - $4.125  2,060,178                  $1.07  564,186      $2.24
                =========                        ========

In addition to options granted to employees, during the year ended December 31, 1999 the Company issued warrants for 4,500,000 shares of the Company's common stock to certain officers of the Company. Options and warrants resulted in proforma compensation as shown below.

Under SFAS 123, compensation cost is measured at the grant date based on the fair value of the awards and is recognized over the service period, which is usually the vesting period. The fair value of options granted during 1999 and 1998 was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used to calculate fair value of options awarded in 1999 and 1998: (i)average dividend yield of 0.00%; (ii) expected volatility of 80.00%; (iii) expected life of three (3) years; and (iv) estimated risk-free interest rate of 6.00%.

The pro forma disclosures as if the Company adopted the cost recognition requirements of SFAS 123 are as follows (in thousands):

                                   1999                        1998
                              --------------              --------------
                         As Reported   Pro Forma     As Reported    Pro Forma
                         -----------  -------------  -----------  -----------


Net loss                     $1,391         $2,169        $(749)       $(749)
                         ===========  =============  ===========  ===========

Basic and dilutive net
  loss per common share
  Before extraordinary
    item                     $(0.05)        $(0.08)      $(0.14)      $(0.14)
  Extraordinary item           0.01           0.01            -            -
                         -----------  -------------  -----------  -----------

    Net loss per common
      share                  $(0.04)        $(0.07)      $(0.14)      $(0.14)
                         ===========  =============  ===========  ===========

The effects of applying SFAS 123 in this proforma disclosure are not indicative of future results. SFAS 123 does not apply to awards prior to 1995. Additional awards in future years are not anticipated by the Company.

     WARRANTS
     --------

Prior to the Company's initial public offering, the Company issued warrants to the purchasers of the then outstanding Series E Preferred Stock (the "1993 Warrants"). Subject to adjustment for certain transactions, the 1993 Warrants as originally issued were exercisable for an aggregate of 353,531 shares of Common Stock at an exercise price of $9.90. Because of certain specified anti-dilution provisions, the 1993 Warrants were exercisable for an aggregate of 519,394 shares of Common Stock at a purchase price of $5.60 per share as of December 31, 1997. The 1993 Warrants expired November 30, 1998.

In connection with its initial public offering, the Company issued 3,898,550 Redeemable Warrants (the "Redeemable Warrants"). The Redeemable Warrants as originally issued were exercisable for an aggregate of 3,893,550 shares of Common Stock at an exercise price of $8.25 per share. Because of their anti-dilution provisions the Redeemable Warrants were exercisable for an aggregate of 5,646,798 shares of Common Stock at a purchase price of $5.60 per share at December 31, 1997. The Redeemable Warrants expired December 31, 1998.

In April 1998, in connection with the Imatron transaction, the Company granted Profutures Bridge Capital, L.P. ("Profutures") warrants to purchase 1,150,000 shares of the Company's common stock at $0.25 per share in return for the extension of a loan agreement. During 1998 the Company recognized interest expense of $198,000 related to the value of these 1,150,000 warrants. The Profutures loan was repaid in 1999.

During 1999, the Company issued a total of 4,500,000 warrants to an officer and a director (See Note 12). The Company also issued 21,460,000 warrants in connection with a private placement of its common stock (See Note 8).

     A  summary  of  warrant  activity  is  as  follows:

                                                                    WEIGHTED
                                                                    AVERAGE
                                  NUMBER OF                         EXERCISE
                                   SHARES       EXERCISE PRICE       PRICE
                               --------------  ----------------  --------------
Balance at January 1, 1998         7,892,537   $1.84-$3,572.27       $5.25

Warrants issued in connection
  with extension of the
  Profutures Loan                  1,150,000   $0.25                 $0.25
Expired                           (6,166,192)  $5.60                    $-
                               --------------

Balance at December 31, 1998       2,876,345   $0.25-$3,572.27       $2.50

Warrants issued to directors
  and employees                    4,500,000   $0.30                 $0.30

Warrants issued in connection
  with private placement of
  common stock                    21,460,000   $0.05-$0.30           $0.18

Warrants issued to extend and
  retire Uro-Tech Loan               100,000   $1.00                 $1.00

Cancelled                            (67,500)  $2.00                    $-
                               --------------

Balance at December 31, 1999      28,868,845   $0.01-$3,572.27       $0.43
                               ==============

All outstanding warrants are currently exercisable. A summary of outstanding stock warrants at December 31, 1999 follows:

NUMBER OF                      REMAINING
COMMON STOCK                   CONTRACTUAL   EXERCISE
EQUIVALENTS   EXPIRATION DATE  LIFE (YEARS)    PRICE
------------  ---------------  ------------  ---------
     100,000  September 2001            1.8  $    1.00
  10,650,000  August 2004               4.7       0.05
  10,810,000  August 2004               4.7       0.30
     250,000  January 2007              7.1       1.84
   1,250,000  March 2008                8.3       0.25
   4,500,000  June 2009                 9.5       0.30
   1,308,845  Various               Various    Various
------------

  28,868,845
============

No compensation expense related to options and warrants was recognized by the Company in the accompanying statement of operations during the years ended December 31, 1999 or 1998.


9.   PREFERRED  STOCK
     ----------------

The Company's Articles of Incorporation authorize the board of directors to issue 10,000,000 shares of preferred stock from time to time in one or more series. The board of directors is authorized to determine, prior to issuing any such series of preferred stock and without any vote or action by the shareholders, the rights, preferences, privileges and restrictions of the shares of such series, including dividend rights, voting rights, terms of redemption, the provisions of any purchase, retirement or sinking fund to be provided for the shares of any series, conversion and exchange rights, the preferences upon any distribution of the assets of the Company, including in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the preferences and relative rights among each series of preferred stock.

     SERIES  A  PREFERRED  STOCK
     ---------------------------

In February, March and May of 1996, the Company issued 3,075,318 shares of Series A 8% Cumulative Convertible Redeemable Preferred Stock $1.00 par value ("Series A Preferred Stock") and Redeemable Common Stock Purchase Warrants to purchase 1,537,696 shares of the Company's Common Stock. The net proceeds of the private placement were approximately $2,972,000. Each share of the Series A Preferred Stock is immediately convertible into one share of Common Stock. Each Redeemable Common Stock Purchase Warrant is exercisable at a price of $2.00 per share of Common Stock. Eight percent (8%) dividends on the Series A Preferred Stock may be paid in cash or in Series A Preferred Stock at the discretion of the Company. The Series A Preferred Stock is senior to the Company's Series B Preferred Stock and Common Stock in liquidation. Holders of the Series A
Preferred stock may vote on an as if converted basis on any matter requiring shareholder vote. While the Series A Preferred Stock is outstanding or any dividends thereon remain unpaid, no Common Stock dividends may be paid or declared by the Company. The Series A Preferred Stock may be redeemed in whole or in part, at the option of the Company, at any time subsequent to March 1998 at a price of $1.46 per share plus any undeclared and/or unpaid dividends to the date of redemption. Redemption requires at least 30 days advanced notice and notice may only be given if the Company's common stock has closed above $2.00 per share for the twenty consecutive trading days prior to the notice.

As of December 31, 1999 and 1998, stated dividends that are undeclared and unpaid on the Series A Preferred Stocks total $274,000. The Company anticipates that such dividends, if and when declared, will be paid in the shares of Series A Preferred Stock.

In July 1996, the Company issued 25,000 shares of Series B 8% Cumulative Convertible Redeemable Preferred stock $1.00 par value ("Series B Preferred Stock") and Common Stock Purchase Warrants to purchase up to 100,000 shares of its Common stock, par value $.01 per share. The Series B Preferred Stock plus Common Stock Purchase Warrants sold for approximately $50.00 per share of Series B Preferred stock. Subject to adjustment for certain antidilution events, each share of Series B Preferred Stock was initially convertible into 25 shares of Common Stock and during the year ended December 31, 1999, all 25,000 shares of Series B Preferred Stock were converted into a total of 625,000 shares of common stock.

10.   INCOME  TAXES
      -------------

The Company has incurred losses since its inception and, therefore, has not been subject to federal income taxes. As of December 31, 1997, the Company had net operating loss ("NOL") carryforwards for income tax purposes of approximately $43,600,000 which expire in 2000 through 2019. Under the provisions of Section 382 of the Internal Revenue Code the greater than 50% ownership changes that occurred in the Company in connection with the Imatron Transaction and in connection with the private placement of the Company's common stock severely limits the Company's ability to utilize its NOL carryforward to reduce future taxable income and related tax liabilities. Additionally, because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company will not be able to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.

The composition of deferred tax assets and the related tax effects at December 31, 1999 are as follows (in thousands):

  Deferred  tax  assets:
    Net  operating  losses                                 $  14,824
    Allowance  for  doubtful  accounts  and
      notes  receivable                                          320
    Inventory  basis  difference                                 127
    Accrued  liabilities  and  reserves                        1,006
    Valuation  allowance                                     (16,257)
                                                           ----------

      Total  deferred  tax  assets                                20

  Deferred  tax  liabilities:
    Basis  of  property  and  equipment                          (20)
                                                           ----------

  Net  deferred  tax  asset  (liability)                       $   -
                                                           ==========


The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows (amounts in thousands):

                                          1999                    1998
                                  ------------------      -------------------
                                   AMOUNT       %          AMOUNT        %
                                  --------    ------      --------     ------

  Benefit  for  income  tax  at
    federal  statutory  rate         $472      34.0          $254       34.0
  Non-deductible  expenses             -         -            (67)      (9.0)
  Increase  in  valuation
    allowance                        (472)    (34.0)         (187)     (25.0)
                                  --------    ------      --------     ------

                                    $   -        -        $    -           -
                                  ========    ======      ========     ======

11.   401(K)  PLAN
      ------------

The Positron Corporation 401(k) Plan and Trust (the "Plan") covers all of the Company's employees who are United States citizens, at least 21 years of age and have completed at least one quarter of service with the Company. Pursuant to the Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the Plan. The Plan provides for the Company to make contributions in an amount equal to 25 percent of the participant's deferral contributions, up to 6 percent of the employee's compensation, as defined in the Plan agreement. The Company's contribution expense was approximately $12,000 in both 1999 and 1998. The board of directors of the Company may authorize additional discretionary contributions; however, no additional Company contributions have been made as of December 31, 1999.


12.   RELATED  PARTY  TRANSACTIONS
      ----------------------------

The Company has an incentive compensation plan for certain key employees and its Chairman. The incentive compensation plan provides for annual bonus payments based upon achievement of certain corporate objectives as determined by the Company's compensation committee, subject to the approval of the board of directors. To date, the Company has not paid any bonuses pursuant to the incentive compensation plan.

During 1995 and 1996, in order to fund its activities, the Company borrowed a total of $1,313,000 from Uro-Tech, Ltd., a Texas limited partnership controlled by a former officer and director of the Company. At March 31, 1996, $650,000 of the note was converted to 433,329 shares of Series A Preferred Stock and 216,671 Redeemable Stock Purchase Warrants. In addition, in connection with the loan, Uro-Tech was granted warrants to purchase 67,500 shares of common stock exercisable at $2.00 until February 7, 2001. The loan bore interest at 13.8% per year, matured on April 30, 1997 and was thereafter extended in connection with the Imatron Transaction. The Uro-Tech loan was collateralized by liens and security interests encumbering most of the Company's assets, which security interests were thereafter subordinated to a loan from Imatron as part of the Imatron Transaction.

12.   RELATED  PARTY  TRANSACTIONS,  CONTINUED
      ----------------------------------------

The Company fully retired the Uro-Tech Loan, including all principal and interest due, in September 1999 for a cash payment of $935,000 and in connection therewith and Uro-Tech's forgiveness of amounts due it by the Company of $205,000, replaced and cancelled the warrant to purchase 67,500 common shares at an exercise price of $2.00 with a warrant to purchase 100,000 common shares at an exercise price of $1.00. The replacement warrant is exercisable through September 20, 2001 and was valued at $20,000.

Effective January 22, 1999, the Company granted an officer and a director of the Company warrants to purchase 3,000,000 shares and 1,500,000 shares, respectively, of the Company's common stock at an exercise price of $0.30 per share. The warrants the officer and the director can purchase vest immediately but are subject to the Company's right of repurchase, which right lapses 25% on grant and the remainder quarterly over the next three years. In the event the officer's employment is terminated by the Company without cause or on a change of control, the Company's repurchase right regarding such warrants lapses entirely and any other equity participation the officer has in the Company's securities lapses immediately.

13.   IMATRON  AGREEMENT
      ------------------

In May 1998, the Company entered into an agreement (the "Imatron Transaction") with Imatron Inc. ("Imatron"), whereby Imatron ultimately acquired a majority ownership of the Company in January 1999. In conjunction with the Imatron Transaction, Imatron has made working capital advances to the Company of $600,000 to enable the Company to meet a portion of its current obligations.

Upon consummation of the Imatron Transaction in January 1999, Imatron acquired a majority ownership of the outstanding common stock of the Company on a fully-diluted and as-if-converted basis (excluding out-of-the-money warrants and options determined at the time of issuance of shares to Imatron) and was issued nine million shares of the Company's common stock in return for a nominal cash payment in the amount of $100.

14.   COMMITMENTS  AND  CONTINGENCIES
      -------------------------------

     EMPLOYMENT  AGREEMENT  WITH  FORMER  EMPLOYEE
     ---------------------------------------------

On January 1, 1996, the Company entered into an employment agreement with Werner
J. Haas, Ph.D. pursuant to which Dr. Haas agreed to serve as President and Chief Executive Officer of the Company for a term of two years. The employment agreement provided for the payment of an annual base salary of $200,000, bonuses in an amount to be determined at the discretion of the Board of Directors of the Company, and participation in any employee benefit plan adopted by the Company for its employees.

On February 18, 1997, Dr. Haas informed the Board of Directors of the Company that he considered his contract to have been terminated by the Company without cause as a result of the Company's failure to pay the February 15, 1997 payroll to any of its management level employees and specifically to him. Additionally, Dr. Haas resigned as a member of the Company's Board of Directors. Dr. Haas has demanded that the Company pay him all past due salary as well as the nine months severance pay specified in his employment agreement if his contract is determined to have been terminated without cause. The Company's maximum exposure with regard to Dr. Haas' employment agreement is approximately $250,000 should Dr. Haas establish that he was terminated without cause. The Company believes, and has indicated to Dr. Haas, that no amounts are due him under his employment agreement. Accordingly, the Company's potential loss with regard to this matter should fall within a range up to $250,000. As of December 31, 1999, the Company is unable to predict the outcome of the disagreement between Dr. Haas and the Company.

     ROYALTY  AGREEMENTS
     -------------------

The Company acquired the know-how and patent rights for positron imaging from three entities - the Clayton Foundation, K. Lance Gould (formerly a director) and Nizar A. Mullani (also formerly a director). Pursuant to agreements with each of them, the Company was obligated to pay royalties of 4.5% in the aggregate of gross revenues from sales, uses, leases, licensing or rentals of the relevant technology. In 1993 each royalty holder agreed to reduce royalty payments to 3% in the aggregate in exchange for receiving certain loans and entering into certain consulting agreements. The consulting agreements provided that if the Company defaulted in its obligations under those agreements, Dr. Gould and Mr. Mullani would be entitled to reinstatement of their earlier royalties. In April 1998 the Company received a demand letter from Mr. Mullani alleging defaults under his consulting agreement. The Company also believed that such defaults, if any, may also have occurred regarding Dr. Gould's agreement, although he made no formal demand. During 1999 the Company reached agreement with Dr. Gould regarding payment of royalties in the past and in the future. The Company has had similar discussions with the Clayton Foundation and Mr. Mullani, but has not yet reached agreements with these parties. Based on the demands of Mr. Mullani, the accrual of royalties payable has been adjusted to reflect his increased royalty percentage and at December 31, 1999 total royalties payable under the Company's royalty agreements total $610,000.

     LEASE  AGREEMENTS
     -----------------

The Company operates in leased facilities under an operating lease that expires in March 2001 and contains no renewal options. The lease requires monthly payments of $4,244.

Prior to 1998, the Company leased its office and manufacturing facility and certain office equipment under noncancelable operating leases with unexpired terms ranging from one to four years. In March 1998, the Company, under severe cash flow constraints, was forced to leave its long-term office and manufacturing facility lease and move its operations to a facility with significantly reduced space and a more affordable lease payment. However, the Company was unable to obtain a release from its original lease and has been notified by its former landlord that all amounts due under its original lease will be due according to the lease terms. Company management believes that the landlord has leased its space to new tenants at favorable lease rates and that its exposure is limited to any shortfall in lease payments experienced by the former landlord. The Company believes that its maximum exposure related to the lease with its former landlord is approximately $1,355,000, based on the remaining future payments due at the date the lease was abandoned. However, the Company believes that the amounts due the landlord will be offset by payments from the current tenants. Accordingly, the Company's potential loss related to its former lease should fall in the range from $200,000 to $1,355,000 and the Company has accrued approximately $812,000 related to this matter.

Rental expense for operating leases amounted to approximately $78,000 and $110,000 for the years ended December 31, 1999 and 1998, respectively. Additionally, during the year ended December 31, 1999, the Company revised its estimated liability of exposure under an abandoned lease with an unexpired lease term by $562,000. Future minimum lease payments due under noncancelable operating leases with original lease terms of greater than one year and expiration dates subsequent to December 31, 1999, are summarized as follows:

YEAR ENDED DECEMBER  31,                          AMOUNT (IN THOUSANDS)
------------------------                          ---------------------

   2000                                              $    593
   2001                                                   555
   2002                                                   271
                                                     --------

     Total minimum lease payments                    $  1,419
                                                     ========

The above lease payment schedule consists primarily of payments due under the Company's lease with its former landlord.

15.   SEGMENT  INFORMATION  AND  MAJOR  CUSTOMERS
      -------------------------------------------

As discussed in Note 1, the Company believes that all of its material operations are conducted in the servicing and sales of medical imaging devices and it currently reports as a single segment.

During  the  years  ended  December  31, 1999 and 1998 the Company had a limited number  of  customers  as  follows:
                                                  1999      1998
                                                 -----     -----

Number  of  customers                             14         12
Customers accounting for more than 10% of
revenues                                           5          2
Percent  of  revenues  derived  from
  largest  customer                               14%        23%


16.   SUPPLEMENTAL  CASH  FLOW  DATA
      ------------------------------

     Supplemental  disclosure  of  cash  flow  information  (in  thousands):

                                                  1999      1998
                                                 -----     -----

     Cash  paid  for  interest                    $246      $163


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
    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     WE HAVE MADE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS SUPPLEMENT THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE
INFORMATION CONCERNING OUR POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS. ALSO, WHEN WE USE SUCH WORDS AS "BELIEVE," "EXPECT," "ANTICIPATE," "PLAN," "COULD," "INTEND" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD-LOOKING STATEMENTS. YOU SHOULD NOTE THAT AN INVESTMENT IN OUR SECURITIES INVOLVES CERTAIN RISKS AND UNCERTAINTIES THAT COULD AFFECT OUR FUTURE FINANCIAL RESULTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS OF WHICH THIS PROSPECTUS SUPPLEMENT IS A PART.

     THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

The Company was incorporated in December 1983 and commenced commercial operations in 1986. Since that time, the Company has generated revenues primarily from the sale and service contract revenues derived from the Company's POSICAM(TM) system, 13 of which are currently in operation in certain medical facilities in the United States. The Company has never been able to sell its POSICAM(TM) systems in sufficient quantities to achieve profitability.

In May 1998, the Company entered into a series of agreements (the "Imatron Transaction") with Imatron Inc., a New Jersey corporation and technology-based company engaged principally in the business of designing, manufacturing and marketing a high performance computed tomography system, pursuant to which on January 22, 1999, Imatron acquired majority ownership of the Company. In conjunction with the execution of definitive agreements in May 1998, Imatron began making working capital advances available to the Company of up to $500,000 in order to enable the Company to meet a portion of its current obligations. The loan agreement was thereafter amended by oral agreement to increase the working capital advances available under the Agreement up to an additional $100,000. As of December 31, 1998, the Company had borrowed $600,000 pursuant to those agreements. The loan bore interest at 1/2% over the prime rate, was due March 1, 2000 (with interest being payable monthly), and was secured by all of Positron's assets.

Pursuant to the agreement, Imatron acquired 9,000,000 shares of the Company's Common Stock on January 22, 1999, representing at that time a majority ownership of the outstanding common stock of Positron on a fully-diluted and as-if-converted basis, excluding out-of-the-money warrants and options determined at that time. Positron received a nominal cash acquisition price from Imatron in payment for the shares plus a series of affirmative commitments.

Imatron, in addition to providing limited working capital financing, agreed and has been working to support Positron's marketing program particularly with regard to Imatron's affiliate, Imatron Japan, Inc., by agreeing to take, after the share purchase, all reasonable efforts to cause the placement of 10

POSICAM(TM) systems over the next three years. Imatron also agreed to help facilitate the recapitalization of Positron to support its re-entry into the medical imaging market by using its best efforts to arrange for additional third-party equity financing for Positron over an eighteen-month period in an aggregate amount of not less than $8,000,000. Consummation of the issuance of shares to Imatron was conditioned upon, among other things (a) the resignation of each officer of Positron, (b) the resignation of at least three of the four Positron directors and the appointment of Imatron's nominees to fill such vacancies, and (c) Positron shareholder approval of amendment to Positron's Articles of Incorporation to increase its authorized common stock to 100,000,000 shares of common stock. All of those conditions were met, and the shares were issued on January 22, 1999. Through Imatron's efforts, private placements were concluded in August 1999 resulting in an equity infusion of approximately $11.4 million net to Positron.

As part of the consummation of the transaction in January 1999, all the Company's directors and officers of Positron, except for Dr. Wood, resigned and
S. Lewis Meyer and Gary H. Brooks were nominated by Imatron to fill those vacancies. Positron shareholders approved an amendment to Positron's Articles of Incorporation to increase its authorized common stock to 100,000,000 shares.

In connection with the above transactions, Positron, Imatron and two of the lenders to Positron, Uro-Tech, Ltd. and ProFutures Bridge Capital Fund, L.P. ("ProFutures"), entered into certain agreements whereby (a) ProFutures waived all past defaults and extended the maturity of its loan to December 5, 1998, in return for a $50,000 payment, the issuance of warrants to purchase 1,150,000 shares of Positron common stock at $0.25 per share (in addition to the issuance of previously bargained for warrants to purchase an additional 100,000 shares of Positron common stock at $0.25 per share), and minimum loan repayments of $50,000 for each of the months of April, May, June and July 1998, $100,000 for the month of August 1998, and $50,000 for each of the months of September, October, and November 1998, (b) Imatron agreed to subordinate its loan to ProFutures' loan, (c) Uro-Tech, Ltd. agreed to subordinate its loan to Imatron's loan, and (d) ProFutures and Imatron agreed that all amounts above the first $1,000,000 of any third-party equity financing obtained by Imatron would be applied equally to reduce Positron's debt to both ProFutures and Imatron.
Consistent with the amendment to the Imatron Agreement, the Company and ProFutures amended their agreements to provide further waivers of any past defaults and further extended the maturity of the ProFutures Loan to December 5, 1998 and minimum loan repayments of $50,000 for each of the months of September, October and November 1998. Imatron agreed to continue to subordinate its loan to the ProFutures Loan, and Uro-Tech, Ltd. agreed to subordinate its loan to Imatron's loan.

The ProFutures loan was fully paid and retired in December 1998, in part from proceeds received from the sale of the system being leased by Buffalo Cardiology and Pulmonary Associates. Since then, the Imatron loan and the Uro-Tech loan have also been repaid and retired, in part from proceeds received from the private placement that concluded in August 1999.

RESULTS  OF  OPERATIONS

During the year ended December 31, 1999, the Company experienced a net loss of $1,391,000 in 1999 from $724,000 in 1998. The increase in net loss is primarily the result of the re-launch of Positron, which began with the equity infusion in August 1999. In the fourth quarter, this resulted in significantly higher overhead with no sales. In addition, a complete review of all balance sheet accounts resulted in additional reserves in some accounts, with emphasis on potential exposure in obsolete inventory and rent.

REVENUES: The Company generated no revenue from system sales during fiscal years 1999 and 1998. Fee per scan revenues decreased to $0 in 1999 from $455,000 in 1998 due to Buffalo Cardiology & Pulmonary Associates' purchase of its leased scanner from the Company in the fourth quarter of 1998. Component revenue for fiscal year 1999 was $112,000 versus $0 for 1998. Overall service, warranty and component revenue decreased by $24,000 to $1,529,000 in 1999 as compared to $1,553,000 in 1998 due to normal fluctuations in service.

COST OF SALES AND SERVICES: Cost of system sales were $0 in 1999 and 1998 due to the fact that no systems were sold during these two years. Costs of fee per scan decreased to $0 in 1999 from $118,000 in 1998 due to Buffalo Cardiology & Pulmonary Associates' purchase of its leased scanner from the Company. Service, warranty and component cost increased by $941,000 to $1,343,000 in 1999 from $402,000 in 1998 due primarily to the Company's staff expansion in 1999 as it began to rebuild infrastructure to expand operations. The Company took a charge of $358,000 to reduce obsolete net inventory through the disposal of inventory previously carried at $1,158,000 gross with a reserve of $800,000.

OPERATING EXPENSES: Prior to Positron's equity infusion in August 1999, the Company operated in a limited customer service mode due to liquidity problems. As a result of Positron's equity financing, however, the Company began rebuilding infrastructure to expand operations. Consequently, research and development expenses increased to $602,000 in 1999 from $0 in 1998. In 1998, the Company's R&D staff was utilized in the customer service support function. Selling, general and administrative expenses decreased to $1,261,000 in 1999 from $1,700,000 in 1998 due to streamlining administrative overhead, and Positron's shift from a limited customer service mode to a fully functioning design, manufacturing, marketing and customer service operation in 1999. As a result of the Company's build-up of staff and infrastructure to expand operations and stimulate product demand, sales and marketing expenses increased to approximately $260,000 in 1999 from $0 in 1998, which is included in total SG&A expenses.

OTHER EXPENSES: Net interest income was $108,000 in 1999 versus interest expense of $525,000 in 1998 due primarily to the interest income on the equity capital in the second half of 1999, the reduction of interest expense resulting from the payoff of the Imatron and Uro-Tech loans in August 1999, and the payoff of the ProFutures loan in December 1998.
The Company recognized extraordinary income in 1999 of $205,000 on the partial forgiveness of accrued interest on the Uro-Tech note. This note, plus the remaining accrued interest, was paid in full in August 1999.

NET  OPERATING  LOSS  CARRY  FORWARDS

The Company has incurred losses since its inception and, therefore, has not been subject to federal income taxes. As of December 31, 1997, the Company had net operating loss ("NOL") carryforwards for income tax purposes of approximately $43,600,000 which expire in 2000 through 2019. Under the provisions of Section 382 of the Internal Revenue Code the greater than 50% ownership change in the Company in connection with the Imatron Transaction and in connection with the private placement of the Company's common stock severely limits the Company's ability to utilize its NOL carryforward to reduce future taxable income and related tax liabilities. Additionally, because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company will not be able to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.

LIQUIDITY  AND  CAPITAL  RESERVES

Since its inception the Company has been unable to sell POSICAM(TM) systems in quantities sufficient to be profitable. Consequently, the Company has sustained substantial losses. Net losses for the years ended December 31, 1999 and 1998 were $1,391,000 and $724,000, respectively. At December 31, 1999, the Company had an accumulated deficit of $51,075,000. Due to the sizable prices of the Company's systems and the limited number of systems sold or placed in service each year, the Company's revenues have fluctuated significantly year to year.

At December 31, 1999, the Company had cash and cash equivalents in the amount of $7,180,000 compared to $8,000 at December 31, 1998. Particularly during fiscal years 1997, 1998 and the first half of 1999, the Company had minimal amounts of working capital and was unable to timely meet some of its obligations as they came due. Consequently, the Company was in arrears to many of its vendors and suppliers. However, as a result of the equity infusion in August 1999, the Company was able to implement a program to meet its obligations and thereby remedy many of the arrearages. As of December 31, 1999, such amount owed to vendors and suppliers totaled approximately $388,000 compared to $1,253,000 at December 31, 1998. The Company also deferred paying salaries and certain other benefits to certain management level employees. As of December 31, 1999, such amount owed to management level employees totaled $446,000 compared to approximately $700,000 at December 31, 1998. While the Company has remedied many of those arrearages and adopted a program to meet all of its obligations, there is no assurance that everyone to whom payments are still owed will cooperate with this program.

Due to Imatron's efforts, the private placements, which concluded in August 1999, resulted in an equity infusion of approximately $11.4 million net to Positron. It is possible, however, that the Company will continue to experience operating losses and accumulate deficits in the future. Nonetheless, the qualification from Positron's independent accountants regarding the uncertainty of its ability to continue as a going concern, contained in the Company's 1998 year-end financial statements, has been removed.